PETVIVO HOLDINGS, INC.

5251 Edina Industrial Blvd.

Edina, MN 55439

(952) 405-6216

May 12, 2022

Joshua Gorsky

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C., 20549

Re:	PetVivo Holdings, Inc.
Registration Statement on Form S-3
File No. 333-264700

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), PetVivo Holdings, Inc. (the “Company”) respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-3 (the “S-3 Registration Statement”) be accelerated to, and that the S-3 Registration Statement become effective at, 4:30 p.m., Eastern Time on Friday, May 13, 2022 or as soon thereafter as practicable.

We acknowledge that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. We understand that we may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned, our Chief Executive Officer and President, John Lai at jlai@petvivo.com, or Laura Holm of Fox Rothschild LLP, outside counsel to the Company, at lholm@foxrothschild.com (tel: 561-804-4408).

Very truly yours,

PetVivo Holdings, Inc.

By:	/s/ John Lai
Name:	John Lai
Title:	Chief Executive Officer and President